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                               October 19, 2020

       Jason Ader
       Chief Executive Officer
       26 Capital Acquisition Corp.
       OfficeEdge Miami
       701 Brickell Avenue, Suite 1550
       Miami, Florida 33131

                                                        Re: 26 Capital
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 23,
2020
                                                            CIK No. 1822912

       Dear Mr. Ader:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Management, page 102

   1. You discuss the duties of your advisors. Please revise to clarify if the duties refer to your officers, directors and
director nominees. If not, please name or describe your advisors.
               You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
       Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
       551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.
 Jason Ader
26 Capital Acquisition Corp.
October 19, 2020
Page 2


FirstName LastNameJason Ader                Sincerely,
Comapany Name26 Capital Acquisition Corp.
                                            Division of Corporation Finance
October 19, 2020 Page 2                     Office of Manufacturing
FirstName LastName